Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Superior Essex Inc.	Superior TeleCom Inc.	Superior Essex Inc.	Superior TeleCom Inc.
	Six Months Ended June 30,	Six Months Ended June 30,	Period November 11, 2003 to December 31,	Period January 1,2003 to November 10,	Year Ended December 31,
	2004	2003	2003	2003	2002	2001	2000	1999

Earnings:

Income (loss) before income taxes, distributions on preferred securities, minority interest and cumulative effect of accounting change	5,976	(46,454)	(3,714)	879,996	(630,261)	(24,911)	18,842	84,752
Fixed charges	13,357	29,587	3,046	34,052	135,533	136,166	154,637	137,910
Amortization of capitalized interest	—	283	—	493	573	560	467	133
Interest capitalized	—	—	—	—	(200)	(1,400)	(5,000)	(2,000)
Distributions on preferred securities	—	(5,050)	—	(5,050)	(16,654)	(15,362)	(15,145)	(11,289)

Total earnings	19,333	(21,634)	(668)	909,491	(511,009)	95,053	153,801	209,506

Fixed Charges:
Interest expense (including amortization of deferred debt issue costs)	11,980	23,021	2,650	26,659	114,323	115,048	129,905	120,100
Interest capitalized	—	—	—	—	200	1,400	5,000	2,000
Distributions on preferred securities	—	5,050	—	5,050	16,654	15,362	15,145	11,289
Interest component of rental expense	1,377	1,516	396	2,343	4,356	4,356	4,587	4,521

Total fixed charges	13,357	29,587	3,046	34,052	135,533	136,166	154,637	137,910

Ratio of earnings to fixed charges	1.45	—	—	26.71	—	0.70	0.99	1.52

Deficiency	NA	51,221	3,714	NA	646,542	41,113	836	NA